UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

7th Floor, West Lobby, Building 7B

Shenzhen Bay Science and Technology Ecological Park

Nanshan District, Shenzhen, Guangdong Province, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 25, 2026, Skillful Craftsman Education Technology Limited (the “Company”) entered into a Securities Purchase Agreement (the “Agreement”) with Mr. Xuejun Ji (the “Purchaser”). Pursuant to the Agreement, the Company will issue and sell 4,000,000 Series B Preference Shares of the Company (the “Shares”) to Mr. Ji at a price of US$0.75 per share, for an aggregate purchase price of US$3,000,000. The Purchaser shall pay the total purchase price of $3,000,000 to the Company and the Company shall issue the applicable Shares in installments: (i) $500,000 for 666,667 Shares on or before March 31, 2026; (ii) $500,000 for 666,666 Shares on or before September 30, 2026; (iii) $1,000,000 for 1,333,334 Shares on or before December 31, 2026; and (iv) $1,000,000 for 1,333,333 Shares on or before March 31, 2027. Each Series B Preference Share has 200 votes at the general meeting of shareholders and is convertible into one ordinary share of the Company at the holder’s option. The designation and issuance of Series B Preference Shares were approved by the Board of Directors and the Company’s shareholders at its extraordinary general meeting held on October 10, 2025.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Securities Purchase Agreement by and between Skillful Craftsman Education Technology Limited and Xuejun Ji dated March 25, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Bin Fu
Name:	Bin Fu
Title:	Chief Executive Officer

Date: March 27, 2026